UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

                                                 Energizer Holdings, Inc.
(Name of Issuer)

                                       Common Stock, $0.01 par value
(Title of Class of Securities)

                                                       29266R 10 8
(CUSIP Number)

                                                  December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐         Rule 13d-1(b)
☐         Rule 13d-1(c)
☒         Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.          29266R 10 8
_____________________________________________________________________________________________

1.         Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

William P. Stiritz
_____________________________________________________________________________________________

2.         Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

_____________________________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________________________
4.           Citizenship or Place of Organization:   U.S. Citizen
_____________________________________________________________________________________________
Number of                   5. Sole Voting Power:     3,398,307 (1)
Shares Beneficially     _______________________________________________________________________
Owned by Each          6. Shared Voting Power::    0
Reporting                     _______________________________________________________________________
Person With:               7. Sole Dispositive Power:  3,398,307 (1)
_______________________________________________________________________
8. Shared Dispositive Power:    0
_____________________________________________________________________________________________
9.           Aggregate Amount Beneficially Owned by Each Reporting Person:  3,398,307(1)

10.         Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.         Percent of Class Represented by Amount in Row (9):  5.9
_____________________________________________________________________________________________
12.           Type of Reporting Person (See Instructions)
_____________________________________________________________________________________________
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(1) Includes 521,357 shares owned by spouse of which Reporting Person disclaims beneficial ownership.

Item 1.
(a) Name of Issuer:  Energizer Holdings, Inc.
(b) Address of Issuer’s Principal Executive Offices
533 Maryville University Dr.
St. Louis, MO  63141
Item 2.
(a) Name of Person Filing:  William P. Stiritz
(b) Address of Principal Business Office or, if none, Residence: 533 Maryville University Dr., St. Louis, MO 63141
(c) Citizenship: US
(d) Title of Class of Securities: Common Stock, $0.01 par value
(e) CUSIP Number:  29266R 10 8

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) ☐  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ☐  Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)  ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)  ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)  ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 3,398,307(1)
(b) Percent of class: 5.9
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:  3,398,307(1)
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of:  3,398,307(1)
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company.
Not applicable.

Item 8. Identification and Classification of Members of the Group.
Not applicable.

(1) Includes 521,357 shares owned by spouse of which Reporting Person disclaims beneficial ownership.

Item 9. Notice of Dissolution of Group.
Not applicable.

Item 10. Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          February 14, 2008
Date
                         /s/ William P. Stiritz
Signature
                              Reporting Person
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.